UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ATLAS ENERGY GROUP, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

04929Q102

(CUSIP Number)

425 Houston Street, Suite 300

Fort Worth, Texas 76102

412-489-0006

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy Group, LLC

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 717-3387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP NO. 04929Q102

1	NAME OF REPORTING PERSON Jonathan Z. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 1,052,408
	8	SHARED VOTING POWER 1,557,415
	9	SOLE DISPOSITIVE POWER 1,052,408
	10	SHARED DISPOSITIVE POWER 1,557,415
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,609,823. This includes 302,826 Common Units that may be beneficially owned by the reporting person through the exercise of Warrants to purchase Common Units for $0.20 per Common Unit, subject to customary anti-dilution provisions (issued in accordance with the Second Lien Credit Agreement, in which the reporting person, and an entity for which the reporting person reports beneficial ownership, participate).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (assumes exercise of all 302,826 warrants beneficially owned by the reporting person)
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned persons (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common units (“Common Units”) of Atlas Energy Group, LLC (the “Company”), a Delaware limited liability company which has its principal executive offices at 425 Houston Street, Suite 300, Fort Worth, Texas 76102.

Item 2.	Identity and Background.

This statement is filed by Jonathan Z. Cohen, a U.S. citizen, who is referred to as the “Reporting Person.”

The Reporting Person’s business address is 425 Houston Street, Suite 300, Fort Worth, Texas 76102.

The Reporting Person serves as Executive Chairman of the Board of the Company and Executive Vice Chairman and Director of Titan Energy, LLC (OTCQX: TTEN). The business address of the Company is 425 Houston Street, Suite 300, Fort Worth, Texas 76102.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Units held by the Reporting Person were either acquired (i) using personal funds or funds of the charitable foundation discussed in Item 5 below, or (ii) by conversion of Series A Preferred Units for no additional consideration.

Item 4.	Purpose of Transaction.

On May 5, 2017, the Reporting Person converted all 260,097 Series A Preferred Units held by him into 812,803 Common Units. Also on May 5, 2017, the Foundation (discussed in Item 5, below) converted all 260,097 Series A Preferred Units held by it into 812,803 Common Units.

The Series A Preferred Units were convertible into Common Units at a conversion price equal to the greater of (x) $8.00 per common unit and (y) the lesser of (i) 110% of the volume weighted average price for the Common Units on the NYSE over the 30 trading days following the distribution date; and (ii) $16.00 per Common Unit. Each unit converted into 3.125 of the Company’s Common Units.

Except for the vesting of Common Units previously issued pursuant to the Company’s long-term incentive plan, or new grants thereunder, the Reporting Person does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,609,823 Common Units, 8.1% on an as if converted basis. The Reporting Person beneficially owns 2,306,997 Common Units and 302,826 warrants. Of the 2,306,997 Common Units, it includes (i) 1,372,366 Common Units held by a charitable foundation of which the Reporting Person, his parents and sibling are among the trustees (the “Foundation”); and (ii) 33,636 Common Units held in a trust of which the Reporting Person is a co-trustee and co-beneficiary. The 302,826 Warrants represent the Reporting Person’s and Foundation’s proportional membership interest in AEG Asset Management, LLC, a limited liability company that directly holds the Warrants (“AEG LLC”).

(b) The Reporting Person has sole voting power over all of his Common Units referenced above in paragraph (a) except for (A) with respect to the Common Units (i) 1,372,366 Common Units held by the Foundation; and (ii) 33,636 Common Units held in a trust of which the Reporting Person is a co-trustee and co-beneficiary and (B) with respect to the Warrants, all Warrants are held by AEG LLC, of which each of the Reporting Person and the Foundation hold an approximate 27.65% membership interest.

(c) Since the most recent filing of a Schedule 13D, 260,097 Series A Preferred Units held by each of the Reporting Person and the Foundation were converted into Common Units on a 3.125-for-1 basis. See Item 4 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference into this Item 6.

In connection with the Company’s credit facilities, the lenders thereunder syndicated participations in loans underlying the facilities. Certain of the Company’s affiliates, officers and 5% or more unitholders participated. AEG LLC holds loan commitments under the Company’s 1st lien and 2nd lien credit facilities of $4.1 million and $4.2 million, respectively.

To the best knowledge of the Reporting Person, other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2017

JONATHAN Z. COHEN

/s/ Jonathan Z. Cohen